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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 PlanetCAD Inc.
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                            (Name of Subject Company)

                                 PlanetCAD Inc.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   72704Y 10 3
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                      (CUSIP Number of Class of Securities)

                                 David Hushbeck
                      President and Chief Executive Officer
                                 PlanetCAD Inc.
                           2520 55th Street, Suite 200
                             Boulder, Colorado 80301
                                 (303) 209-9100
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications On Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                              Whitney Holmes, Esq.
                             Hogan & Hartson L.L.P.
                          One Tabor Center, Suite 1500
                             1200 Seventeenth Street
                             Denver, Colorado 80202
                                 (303) 899-7300

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                          [PLANETCAD INC. LETTERHEAD]


                                February 26, 2002

Eric A. Weissmann
President
PCD Investments LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302

                  RE:      PROPOSAL LETTER DATED FEBRUARY 21, 2002

Dear Mr. Weissmann:

         While management and members of our Board of Directors have engaged in preliminary discussions regarding your most recent unsolicited proposals to purchase all of the outstanding common shares of PlanetCAD Inc., we unfortunately have been unable to convene a meeting of the entire Board to discuss your letter. One of our directors is out of the country on vacation and others have travel schedules that have prevented a workable meeting in the three business days since receipt of your letter. As our largest stockholder, we want to assure you that we are making every effort to accommodate your request that we act promptly in respect of this matter. But, as I am sure you can appreciate, the decision you are asking for will require careful consideration by all of our directors.

         Additionally, although you have provided some general information regarding the amounts to be paid to our stockholders under each of your three proposed transaction structures, we cannot glean from your letter enough information regarding your future plans for PlanetCAD to make an informed decision about what you have proposed. Without more information, we cannot analyze the relative effects of your proposals on our various constituencies, including long-term investors, short-term investors, employees and customers. You indicate, for example, that you would continue with the launch of our recently released SCS|Envoy product. That being the case, it seems that you may agree in principle with our company's current course. We do not understand, however, how that comports with your previous suggestion that the appropriate use of the company's available cash is to repurchase stock rather than to fund the launch of our SCS|Envoy product. On the other hand, if you have some other financing arrangement in mind that is not disclosed in your letter, we would need to take that into account, too. It is incumbent upon PlanetCAD's Board to understand more fully your plans for PlanetCAD before making any decision. Therefore, we are pleased to accept your invitation to meet and we cordially invite you to present in more detail your plans for PlanetCAD at our next Board of Directors meeting, which is scheduled for March 6, 2002. Our financial advisor will participate in the meeting to assist us in our decision making process regarding the merits of your offers. We hope that you

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Eric A. Weissmann
February 26, 2002
Page 2


will accept our invitation. We believe that meaningful discussions rather than intermittent correspondence will result in a more rapid resolution to this matter.

         While we wait for your response, we will continue to carefully review your letter with our counsel and financial advisors. We look forward to hearing from you.

                                           Sincerely,

                                           /s/ Gene Fischer

                                           Gene Fischer
                                           Chairman



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IMPORTANT NOTICE: PlanetCAD security holders are advised to read PlanetCAD's solicitation/recommendation statement to be filed with the Securities and Exchange Commission on Schedule 14D-9 when it becomes available because it will contain important information. PlanetCAD security holders and other investors will be able to obtain PlanetCAD's solicitation/recommendation statement when it becomes available and currently are able to obtain other filed documents of PlanetCAD for free at the SEC's web site, http://www.sec.gov. Also, PlanetCAD will send security holders and investors, upon request, free copies of any and all documents that it may file in the current fiscal year in response to the requirements of Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934. Any such request should specify which documents are sought and should be directed to Ms. Joy Godesiabois, Chief Financial Officer, PlanetCAD Inc., 2520 55th Street, Suite 200, Boulder, Colorado 80301; telephone, (303) 209-9100 and facsimile, (303) 209-9200.
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